Press rele 08005346 SUPPL RECEIVED

2008 OCT 14 A 11:42

07/10/2008

**Antisoma and The Institute of Cancer Research to collaborate on novel approach to cancer treatment**

**London, UK, and Cambridge, MA: 7 October 2008:** Cancer drug developer Antisoma (LSE: ASM; USOTC: ATSMY), The Institute of Cancer Research (The Institute) and Cancer Research Technology (CRT) today announced a collaboration and licensing agreement under which Antisoma has acquired rights to develop and commercialise novel anti-cancer compounds called PPM1D (protein phosphatase magnesium-dependent 1 δ) inhibitors.

Work carried out at the Breakthrough Breast Cancer Research Centre and at the Cancer Research UK Centre for Cancer Therapeutics, both of which are at The Institute, showed that these compounds inhibit PPM1D and selectively kill cells that over-express this phosphatase. Over-expression of PPM1D occurs in many cases of cancer, and can be readily detected. PPM1D inhibitors could therefore have potential as highly targeted treatments for patients whose cancers are known to express the phosphatase.

Antisoma plans to continue the preclinical development of PPM1D inhibitors from The Institute's pipeline. Antisoma and The Institute have also formed a collaboration to explore further the potential of PPM1D-based approaches to cancer treatment. This work will continue to take place at the Breakthrough Breast Cancer Research Centre and the Cancer Research UK Centre for Cancer Therapeutics.

Antisoma will make an immediate upfront payment and fund certain research at The Institute. Further payments will be made on achievement of development and regulatory milestones, and royalties will be paid on any sales of compounds resulting from the collaboration.

Director of the Breakthrough Breast Cancer Research Centre at The Institute, Professor Alan Ashworth, said: "This research marks another step forward in our understanding of the basic biology involved in the development of some cancers, and highlights the need to develop treatments targeting the specific biology of different tumours.

"This research exemplifies the ethos of the Breakthrough Breast Cancer Research Centre – working in partnership with other organisations to progress cutting-edge scientific research into patient benefit. We look forward to continuing our research into PPM1D inhibitors with Antisoma with the eventual aim of taking this approach into clinical trials."

Professor Paul Workman, Director of the Cancer Research UK Centre for Cancer Therapeutics at The Institute, said: "A partnership such as this is crucial in allowing us to take this discovery from laboratory to patients much faster than we could achieve on our own.

"Scientists at The Institute have discovered compounds which block the effects of PPM1D, causing cancerous cells to self-destruct. Through our partnership with Antisoma we hope to take the next step towards developing a new drug treatment for cancer"

Antisoma's Chief Executive Officer, Glyn Edwards, said: "We are delighted to be working with one of the world's leading cancer research institutions. The Institute's PPM1D inhibitors are another promising addition to our preclinical portfolio. They fit with our strategy of acquiring a diverse range of novel preclinical compounds with potential to add value to our clinical pipeline in the future."

**Enquiries:**


Glyn Edwards, CEO
Daniel Elger, Director of Communications
Antisoma plc
+44 (0)7909 915 068

Krista Eleftheriou
Press and Public Relations Manager
The Institute of Cancer Research
+44(0)20 7153 5430

Laura Gibson
Senior PR Officer
Breakthrough Breast Cancer
+44 (0)20 7025 2488

Josie Gray | +44 (0)20 7061 8309
Senior Press Officer
Cancer Research Technology

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich | +44 (0)20 7466 5000
Buchanan Communications

Brian Korb | +1 646 378 2923
The Trout Group

**Background on Antisoma**
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

**Background on The Institute of Cancer Research**
The Institute of Cancer Research is Europe's leading cancer research centre with expert scientists working on cutting edge research. It was founded in 1909 to carry out research into the causes of cancer and to develop new strategies for its prevention, diagnosis, treatment and care. The Institute is a charity that relies on voluntary income. The Institute is one of the world's most cost-effective major cancer research organisations with over 95p in every pound of total income directly supporting research. For more information please visit www.icr.ac.uk.

**Background on Breakthrough Breast Cancer**
Breakthrough Breast Cancer is the leading UK breast cancer charity dedicated to fighting breast cancer through research, campaigning and education. In 1999 Breakthrough established the UK's first dedicated breast cancer research centre. The Breakthrough Toby Robins Breast Cancer Research Centre is housed in the Mary-Jean Mitchell Green building at The Institute of Cancer Research and was set up in association with the Royal Marsden Hospital. The Centre is led by Professor Alan Ashworth FRS. For more information about Breakthrough Breast Cancer, visit the website at www.breakthrough.org.uk.

**Background on Cancer Research UK**
Together with its partners and supporters, Cancer Research UK's vision is to beat cancer. It carries out world-class research to improve understanding of the disease and find out how to prevent, diagnose and treat different kinds of cancer. Cancer Research UK ensures that its findings are used to improve the lives of all cancer patients and helps people to understand cancer, the progress that is being made and the choices each person can make. Cancer Research UK works in partnership with others to achieve the greatest impact in the global fight against cancer. For further information about Cancer Research UK's work or to find out how to support the charity, please call 020 7121 6699 or visit www.cancerresearchuk.org.uk.

**Background on Cancer Research Technology**
Cancer Research Technology Limited (CRT) is a specialist commercialisation and development company, which aims to develop new discoveries in cancer research for the benefit of cancer patients. CRT works closely with leading international cancer scientists and their institutes to protect intellectual property arising from their research and to establish links with commercial partners. CRT facilitates the discovery, development and marketing of new cancer therapeutics, vaccines, diagnostics and enabling technologies. CRT is wholly owned by Cancer Research UK, the largest independent funder of cancer research in the world. Further information about CRT can be found at www.cancertechnology.com.

**Background on PPM1D and The Institute's PPM1D inhibitors**
Phosphorylation and dephosphorylation – the addition of phosphate to proteins and its subsequent removal – play a vital role in regulating many cellular pathways. In cancer, these processes are often disordered. Numerous cancer drugs target the kinase enzymes responsible for phosphorylation, but relatively little progress has been made to date in targeting the phosphatase enzymes responsible for dephosphorylation.

Scientists at The Institute of Cancer Research have developed a series of small molecules that inhibit the phosphatase PPM1D. The *PPM1D* gene is located in a chromosomal region known to be amplified in cancer. It has been detected in both breast cancer cell lines and primary breast tumours, suggesting a role of *PPM1D* in cancer development. Research at the Breakthrough Breast Cancer Research Centre and the Cancer Research UK Centre for Cancer Therapeutics involved using a high-throughput screening assay to identify potential chemical inhibitors of the PPM1D protein. The Institute's novel PPM1D inhibitors, in licensed by Antisoma, have been shown selectively and potently to inhibit the growth of human cancer cells that overexpress PPM1D.

## Payment of Director's Fees in Shares

**7 October, 2008, London, UK:** Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that a Non-Executive Director of Antisoma has taken part of his fees for the quarter ended 30 September 2008 in ordinary shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and subsequently.

The new ordinary shares were issued at a price of 19.75 pence per share, being the mid-market closing price on the last trading day of the quarter (30 September 2008). The relevant Director has agreed not to dispose of the shares allotted for a minimum period of one year.

The allotment and total holdings following this allotment are shown below.

| Director | Allotted 7 October 2008 | Total holding | Percentage of issued ordinary shares |
|---|---|---|---|
| Michael Pappas | 18,987 | 787,076 | 0.13% |

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 613,646,627.

The new ordinary shares will rank pari passu with the Company's existing ordinary shares.

Enquiries:
Daniel Elger, Director of Communications
Antisoma plc
+44 (0)20 3249 2100

**Background on Antisoma**

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.



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